Herbert Smith

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Date
2 November 2007

Re: Moneysupermarket.com Group PLC – Rule 12g3-2(b) Exemption

File Number 82-35105

Mr. Staffin:

On behalf of Moneysupermarket.com Group PLC (the "**Company**"), SEC File Number 82-35105, a public limited company organized under the laws of England and Wales, we herewith furnish this letter as a supplement to the Company's original application, dated 14 June 2007 and amended 10 August 2007, for an exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Submitted below are website addresses which, according to the categories of information set out below, will be used to provide information that the Company has made public, filed or distributed:

Financial Information	http://corporate.moneysupermarket.com/mony/financial/results/
Investor Information	http://corporate.moneysupermarket.com/mony/investor/
Regulatory News	http://corporate.moneysupermarket.com/mony/news/rns/
Press Releases	http://corporate.moneysupermarket.com/mony/news/releases/
Financial Calendar	http://corporate.moneysupermarket.com/mony/news/calendar/

The above-referenced websites will supplant those provided in the Company's 10 August 2007 amendment. Submissions filed on the above-reference websites will supplement the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 14 June 2007, and amended its exemption request on 10 August 2007.

From the date of this letter, certain information that the Company makes public pursuant to the laws of England and Wales, information the Company files with the London Stock Exchange and has been made public by the London Stock Exchange, and all information distributed to the Company's security holders will be available at the urls listed above. Any such information not

provided at the urls listed above will be posted to the SEC under cover of the Company's file number.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished on the above-referenced websites pursuant to paragraph (b)(1) of the Rule are being provided with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson

U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

w/enc

END